ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

DATED MAY 22, 2007

This MD & A covers the Company’s first quarter of fiscal 2007 – January 1, 2007 – March 31, 2007 – and the period to May 22, 2007.  It is to be read in conjunction with the audited financial statements, prepared to December 31, 2006 of Acrex Ventures Ltd. (“Company”).

1.

Overall Performance  - for the period since January 1, 2007.

(a)

Michaud, Ontario property

Results were received from the Michaud Joint Venture (the “Joint Venture”) drill program conducted in February and March 2007.  The program consisted of five drill holes totaling 1,426 metres completed primarily on the Dyment 3 property acquired by the Joint Venture in early 2007.

The holes were located 2.5 kilometres along strike to the west of the 55 Zone.  In 2005 drilling on the 55 Zone in this same geologic setting intersected multiple zones of gold mineralization with exceptional intersections noted in four holes: 11.23 g/t gold over 1.70 metres in hole MA-05-27, 5.81 g/t gold over 7.40 metres in hole MA-05-30, 10.90 g/t gold over 2.00 metres in hole MA-05-31, and 9.04 g/t gold over 5.90 metres in hole MA-05-32, all over drilled widths.

The 2007 program’s assay results, shown in the following table, continued to confirm the pervasive nature of gold mineralization in the Timiskaming sediments in contact with ultramafic volcanics immediately south of the Destor-Porcupine Fault Zone (the “Destor”).  This geological setting hosts several nearby discoveries including Moneta’s inferred 624,500 ounce Southwest Zone, the Joint Venture’s “55” and Western Zones, and Newmont Mining Windjammer South.

DDH	From (metres)	To (metres)	Width (metres)	Gold (g/t)

MA07-35X	85.7	88.4	2.7	1.04
Including	85.7	86.4	0.7	2.08
	102.9	103.9	1.0	2.18
	117.4	117.6	0.2	2.73
	123.1	123.5	0.4	5.04
	129.3	130.0	0.7	2.10
	206.0	209.2	3.2	1.06
Including	206.0	206.6	0.6	3.12
MA07-39	160.7	161.6	0.9	1.29
	167.6	168.3	0.9	1.79
	262.9	263.7	0.8	1.31

MA07-40	164.6	165.1	0.5	1.43

MA07-41	95.1	96.6	1.5	4.70
	176.3	176.6	0.3	2.01
	187.0	187.7	0.7	1.19

MA07-42	181.00	182.00	1.0	1.50
	310.90	311.80	0.90	1.30
	335.50	335.97	0.47	4.69

The Dyment 3 drill holes were spaced approximately 60 metres apart along the strike of the ultramafic contact, and drill collars were staggered to intersect the targeted sedimentary corridor at depths ranging from approximately 75 to 200 metres.  The results reported above reflect quartz and quartz-carbonate veins and stringers of varying widths and orientations, often hosted within larger alteration zones with elevated gold values in the range of 0.25 to 0.50 grams per tonne (g/t).

Dyment 3 consists of three claim units west-southwest of the “55 Zone” in Michaud Township and is under option by the Joint Venture from St Andrew Goldfields Ltd. requiring expenditures of $150,000 over the four years ending September 2008 to earn a 75% interest.  The recent program brought total expenditures on Dyment 3 to approximately $160,000 which completes the option.

Future Joint Venture drilling is planned for the area west of the current drilling between Dyment 3 and the Western Zone, and to the east to evaluate the potential down-dip extension of the 55 Zone.

(b)

Spanish Mountain Property

The Company has not done any work on this property in 2007.

The Company has signed an agreement with Aeroquest Limited to do an airborne geophysical survey over the property.  The agreement is for a minimum 200 line kilometers of time domain electromagnetic and magnetic survey.  The survey will cover both the Hepburn Lake and Spanish Mountain portions of the Acrex optioned properties.  It is presently expected that the survey will commence in June, 2007.

The airborne geophysical survey will assist in the identification of lithologies favourable to hosting bulk-mineable gold deposition, similar to that currently under exploration on the adjacent Skygold Ventures Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture gold project.  The geology consists of sedimentary formations that have been altered, and in places, sheared.  They host significant fine quartz and carbonate veining as well as common pyritic-bearing sections.  In 2006 the joint venture completed an airborne geophysical survey that helped to define an extensive zone of interest that is in part trending to the west towards the Acrex optioned claims.  To date, the best gold-bearing intercepts from diamond drilling on the Acrex properties have been returned from samples of carbonaceous mudstone containing veined and disseminated pyrite (see Acrex news release dated January 17, 2007).

The Company expanded its Spanish Mountain mineral properties by buying outright two contiguous mineral claims in February, 2007.  The Company, as consideration for the acquisition of the claims, paid the arm’s-length vendors $10,000 and issued to them 200,000 shares of the Company.  The newly acquired claims – named “Moorhead” 12 and 13 – cover approximately 117.7 hectares.

(c)

Financing

The Company did not do any financing during the period covered by this Statement.

2.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	March 31/07	Dec. 31/06	Sept. 30/06	June 30/06	March 31/06	Dec. 31/05	Sept. 30/05	June 30/05
(a) Net sales or total revenues	$ 0.00	$0.00	$0.00	$0.00	$0.00	$ 0.00	$ 0.00	$ 0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	138,426 0.01	129,774 0.01	109,706 0.01	177,301 0.01	114,579 0.01	155,141 0.01	149,688 0.01	123,701 0.01
(c) Net loss - total - per share undiluted - per share diluted*	138,426 0.01	129,774 0.01	109,706 0.01	177,301 0.01	114,579 0.01	155,141 0.01	149,688 0.01	123,701 0.01

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its properties.  The increase of the net loss for the quarter ending March 31, 2007 over the two previous quarters was due largely to the costs of increased promotional and investor relations activities.   Similarly, the fact that the Company’s General & Administrative expenses for the quarter of $138,899 were substantially higher than the average monthly G & A costs incurred by the Company during 2006 was largely as a result of the costs of the increased investor relations and promotional activities.

3.

Liquidity

At the close of business March 31, 2007, the Company had net working capital of approximately $492,700.  This represents sufficient funding for the Company to conduct minor exploration programmes on its properties in 2007.  If the Company decides to proceed with major exploration programmes on the properties, additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase options – although the amounts that might be received from such exercises is not determinable at this time.   The Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company; and in 2006 paid that company $11,396 for the rental of a computer and other equipment;

(b)

Frank Lang is paid a monthly director’s fee of $2,500.  The Company incurred rent expense of $13,380 in 2006 with a company in which Frank Lang is a common director.

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered – which are rendered almost exclusively by Mr. Jonsson.  In  the Quarter covered by this Statement the legal fees and disbursements were $7,062.

6.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the Company’s most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated April 30, 2007 -  and the Company’s Management Discussion and Analysis covering previous periods – have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for the Quarter ended March 31, 2007 and for the 2006 fiscal year:

	March 31, 2007 $	2006 $
Assays Consulting Lodging Drilling Field vehicles Surveying and linecutting Other Support	- 7,076 - 60,684 - 9,090 4,807 6,854	76,492 28,245 6,841 304,419 11,438 - 39,865 7,866
Totals:	$88,511	$475,166

(B)

General and administration expenses.

Breakdown of general and administration expenses for the quarter ended March 31, 2007 and the 2006 fiscal year::

	March 31, 2007 $	2006 $
Accounting Consulting Filing fees Insurance Investor relations Legal fees & disbursements Management fees Office and general Promotion and travel Rent Transfer agent fees Advertising	11,200 19,287 7,694 2,300 32,795 7,062 34,500 9,905 8,578 1,770 1,700 2,108	31,250 21,575 24,259 2,500 127,849 34,914 138,000 51,593 68,038 13,380 10,936 30,007
Totals:	$138,899	$554,301

(c)

Outstanding share data – as at May 22, 2007:

(i)

The Company has 27,108,936 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has 2,100,000 share purchase options outstanding entitling the purchase of:

-

600,000 shares exercisable at $0.30 per share before June 3, 2007.

-

565,000 shares exercisable at $0.28 per share before November 4, 2008.

-

485,000 shares exercisable at $0.12 per share before July 7, 2010.

-

100,000 shares exercisable at $0.12 per share before October 13, 2010.

-

100,000 shares exercisable at $0.12 per share before December 5, 2010.

-

100,000 shares exercisable at $0.30 per share before June 15, 2011.

-

50,000 shares exercisable at $0.30 per share before June 29, 2011.

-

100,000 shares exercisable at $0.20 per share before February 7, 2012.

(iii)

The Company has no share purchase warrants outstanding.